FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               October 1, 2002;
                               September 30, 2002;
                               September 17, 2002;
                               August 14, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                           New Investment in TCL Group

VANCOUVER, CANADA October 1, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that following yesterday's exciting announcement of a huge return from its investment in Huizhou TCL Mobile Communication Company Limited ("TCL Mobile"), from which Nam Tai has realized a huge profit of about 15 times return while retaining a 3.033% indirect interest in TCL Mobile, Nam Tai is now so happy to be invited by TCL Group to have a closer relationship with each other and has decided to make a new investment in another TCL subsidiary company, TCL International Holdings Limited ("TCL International"), which is a Hong Kong publicly listed company.

At the invitation of TCL Group, Nam Tai has agreed to subscribe for approximately $5 million of convertible bond notes to be issued by TCL International ("CB Note"). The term of the CB Note is three years with interest of 3% per annum. The CB Note is convertible into shares of TCL International at the conversion price of approximately $0.33 per share. The closing price of TCL International on 30th September 2002 was approximately $0.29 per share. This is the third investment by Nam Tai in TCL Group. Before this investment, Nam Tai invested $2 million for 4.5% of TCL Mobile (from which Nam Tai has realized a huge profit from the sale of 1.467%) and $12 million for a 6% equity interest in TCL Corporation, the ultimate holding company of TCL Group. Seeing the huge return on its investment in TCL Mobile, Nam Tai expects profitable returns from its other investments in TCL Group, including this new investment of approximately $5 million.

TCL International, a Hong Kong publicly listed company (Hang Seng Index Code No.
1070), is a prominent industry leader in the design, manufacture and sales of a wide range of household appliances in the PRC and overseas markets. Riding on the success of the mainstream businesses of multi-media consumer electronics products, TCL International is expanding into the arenas of information technology and communication products, including PCs, mobile handsets, Internet access devices and a range of value-added services. With an extensive nationwide sales network, top quality products, comprehensive after-sale services and strong research and development capabilities, TCL is regarded as one of the most reputable and valuable brand names in the PRC and it has been the best selling TV brand in the PRC since 2001. For more information visit the TCL International website at www.tclhk.com.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

This press release contains forward-looking statements that are uncertain including statements that assume the successful completion of the subscription in the CB Note and the statements expressing an expectation of profitable returns from its investments in the TCL Group. The profitability of Nam Tai's investments in the TCL Group is risky and depends upon the success of the TCL Group's businesses, stock market conditions in Hong Kong and China, and general economic conditions. Factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                 Realizes Profit from Investment in Huizhou TCL

VANCOUVER, CANADA September 30, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that at the invitation of TCL International Holdings Ltd. ("TCL International"), a Hong Kong publicly listed company (Hang Seng Index Code No. 1070), it has agreed and signed to sell a 1.467% indirect shareholding in Huizhou TCL Mobile Communication Company Limited ("Huizhou TCL"), at a consideration of approximately $10.45 million. Upon a successful completion of the transaction, Nam Tai's interest in Huizhou TCL will be reduced from 4.5% to 3.033%. Nam Tai acquired its 4.5% indirect interest in Huizhou TCL (after dilution) in September 2000 for a consideration of $2 million.

Huizhou TCL is a very successful and aggressive mobile phone manufacturer in China. It is ranked as the third largest manufacturer of mobile phones in China, behind Motorola Inc. and Nokia Corp. TCL International, is a very successful manufacturer of television sets and other domestic appliances. Both Huizhou TCL and TCL International are subsidiaries of TCL Corporation in which Nam Tai has a 6% equity interest investment.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

This press release contains forward-looking statements that are uncertain including statements that assume the successful completion of the transaction to sell a 1.467% interest in Huizhou TCL. Acquisitions do not always complete and involve risks and uncertainty. Factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                        Wins TCL Mobile As New Customer

VANCOUVER, CANADA September 17, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced Huizhou TCL Mobile Communication Company Limited ("TCL Mobile") as a new customer. TCL Mobile has placed orders for Nam Tai to supply mobile phone LCD modules. These LCD modules will be used by TCL mobile in the production of mobile phones to be sold under the TCL brand name. The LCD modules manufactured by Nam Tai will incorporate LCD panels produced by Nam Tai's subsidiary J.I.C. Technology Company Limited ("JIC" ) (Hong Kong Stock Exchange Code:
0987).

TCL Mobile has already approved sample testing. Production of this core mobile phone module will soon begin. This new order demonstrates that Nam Tai, with 20 years of operations and relationships in China, is capitalising on the growth opportunities arising from China's rapidly expanding economy.

TCL Mobile is a very successful and aggressive mobile phone manufacturer in China, the world largest mobile phone market with over 125 million users. TCL Mobile is ranked as the third largest manufacturer of mobile phones in China, behind Motorola Inc. and Nokia Corp. Nam Tai currently holds a 4.5% indirect equity interest in TCL Mobile and a 6% equity interest in its parent company TCL Holdings Corporation Ltd.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
     Awarded $34 Million in Damages Against Tele-Art Inc. (In Liquidation)

VANCOUVER, CANADA August 14, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that the High Court of Justice in the British Virgin Islands awarded Nam Tai general damages of $34 million resulting from a 1993 injunction obtained by Tele-Art Inc. (also incorporated in British Virgin Islands) ( Symbol: TLAFF.PK) which delayed the Company's 1993 rights offering. This award of damages follows the September 1999 decision of the court to dismiss a claim filed by Tele-Art Inc., a shareholder of Nam Tai, in relation to the Company's 1993 rights offering, with costs being awarded in favour of Nam Tai.

"We were pleased that the court has dismissed Tele-Art's claim which we always maintained was without merit and awarded $34 million in damages in favour of Nam Tai" commented, Mr. Murakami, Nam Tai's Chairman. "Although it is doubtful that Nam Tai can recover the full $34 million judgment, as Tele-Art Inc. is in liquidation, the award vindicates Nam Tai and sends a clear message that Tele-Art's claim had no basis and was intended to cause harm to the Company's reputation. This fair judgment also greatly amplifies our confidence and respect in the legal system of British Virgin Islands."

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.




The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  October 2, 2002